ARCHER INVESTMENT SERIES TRUST

9000 Keystone Crossing, Suite 630

Indianapolis, IN 46240

April 26, 2016

Via Edgar Transmission

Public Filing Desk

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:

Archer Investment Series Trust SEC No. 333-163981 and 811-22356; Request for Withdraw of Post-Effective Amendment Filing No. 15 to the Trust’s Registration Statement on form N-1A.

Dear Sir or Madam:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “1933 Act”), Archer Investment Series Trust (the “Trust”), on behalf of its separate series Archer Dividend Growth Fund (the “Fund”), hereby respectfully requests withdrawal of Post-Effective Amendment No. 15 (“PEA No. 15”), which was filed with the Securities and Exchange Commission (the “Commission”) via EDGAR (Accession No. 0001162044-16-001733) on April 14, 2016, pursuant to paragraph (a)(2) of Rule 485 under the 1933 Act.  The Trust has determined that this amendment was made in error and that it is in the best interests of the Trust and the public that the filing be withdrawn.

No securities were sold in connection with this offering.

If you have any questions concerning this filing, please direct any questions concerning this letter to C. Richard Ropka at the Law Office of C. Richard Ropka, LLC counsel to the Trust.

Very truly yours,

/s/ Troy C. Patton

Troy C. Patton, President of the

Archer Investment Series Trust